UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

DYNAVOX INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

26817F104

(CUSIP Number)

Michelle L. Heying

c/o DynaVox Inc.

2100 Wharton Street, Suite 400

Pittsburgh, PA 15203

(412) 381-4883

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26817F104

1.	Names of Reporting Persons. Michelle L. Heying

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 500,585 shares of Class A common stock

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 500,585 shares of Class A common stock

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,585 shares of Class A common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock (“Class A Common Stock”) of DynaVox Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2100 Wharton Street, Suite 400, Pittsburgh, PA 15203.

Item 2.	Identity and Background

This Schedule 13D is being filed by Michelle L. Heying (the “Reporting Person”).

The Reporting Person is a citizen of the United States and is the President and Chief Operating Officer of the Issuer. The principal business address of the Reporting Person is c/o DynaVox Inc., 2100 Wharton Street, Suite 400, Pittsburgh, PA 15203.

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person owns 415,385 units of DynaVox Systems Holdings LLC (“DynaVox Holdings”).  These units were received in a reclassification of the outstanding limited liability company interests of DynaVox Holdings effected prior to the initial public offering of the Class A Common Stock of the Issuer.

Pursuant to an exchange agreement entered into in April 2010 (the “Exchange Agreement”), the Reporting Person (and certain permitted transferees) may, from and after April 27, 2011 (subject to the terms of the Exchange Agreement), exchange their units of DynaVox Holdings for shares of Class A Common Stock of the Issuer on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. As a holder exchanges its units of DynaVox Holdings, the Issuer's interest in DynaVox Holdings will be correspondingly increased. The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the text of Exhibit 1 hereto.

As a result of the Exchange Agreement, the Reporting Person may be deemed to have acquired beneficial ownership of the shares of Class A Common Stock underlying the units of DynaVox Holdings reported herein on February 26, 2011, which is 60 days prior to April 27, 2011.

In addition to the units of DynaVox Holdings reported herein, the Reporting Person holds options exercisable into 426,000 shares of Class A Common Stock, 85,200 of which are exercisable within 60 days of the date hereof.

Item 4.	Purpose of Transaction

The information set forth under Items 3 and 6 is hereby incorporated by reference.

All of the securities reported herein were acquired for investment purposes. The Reporting Person intends to review on a continuing basis the investment in the Issuer. Based on such review, the Reporting Person may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Except as otherwise described in this Schedule 13D, the Reporting Person does not currently have any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

The ownership percentages set forth below are based on 9,383,335 shares of the Issuer’s Class A Common Stock outstanding as of February 1, 2011 as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on February 9, 2011.

(a) As a result of the Exchange Agreement, the Reporting Person may be deemed to beneficially own 500,585 shares of Class A Common Stock (based on the 415,385 units of DynaVox Holdings and the 85,200 stock options exercisable within 60 days of the date hereof that she holds), representing 5.1% of the total number of shares of Class A Common Stock outstanding.

The Reporting Person and certain other securityholders of the Issuer have entered into an Amended and Restated Securityholders Agreement as described in Item 6 hereof. To the best of the Reporting Person’s knowledge, as of the date hereof, the group formed thereby may be deemed to beneficially own an aggregate of 17,868,854 shares of Class A Common Stock (based upon the group’s aggregate holdings of 17,607,904 units of DynaVox Holdings, an aggregate of 27,500 shares of Class A Common Stock held by executive officers of the Issuer who are parties to the Amended and Restated Securityholders Agreement and an aggregate of 233,450 shares of Class A Common Stock issuable upon the exercise of options that are exercisable within 60 days of the date hereof and that are held by executive officers of the Issuer who are parties to the Amended and Restated Securityholders Agreement), or 65.6% of the Issuer’s outstanding shares of Class A Common Stock.

(b) The Reporting Person has and will have the sole power to vote and dispose of the shares of the Class A Common Stock that she beneficially owns.

 (c) The Reporting Person has not effected a transaction in units of DynaVox Holdings or shares of Class A Common Stock during the past 60 days.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person’s securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person holds one share of Class B common stock (the “Class B Common Stock”) of the Issuer. Each holder of Class B Common Stock is entitled to a number of votes at the Issuer’s stockholder meetings that is equal to the number of units in DynaVox Holdings held by such holder, regardless of the number of shares of Class B Common Stock held by such holder.

The following descriptions are qualified in their entirety by reference to the Exchange Agreement, the Registration Rights Agreement and the Amended and Restated Securityholders Agreement, all of which are incorporated by reference as Exhibits 1, 2 and 3 hereto, respectively, and incorporated herein by reference.

EXCHANGE AGREEMENT

The information set forth under Item 3 is hereby incorporated by reference.

REGISTRATION RIGHTS AGREEMENT

The Reporting Person is a party to a Registration Rights Agreement entered into in April 2010 pursuant to which the Issuer has agreed to register under the Securities Act of 1933 the exchange of units of DynaVox Holdings for shares of Class A Common Stock by the Reporting Person and the other parties to the agreement. In addition, Vestar Capital Partners and its affiliates (“Vestar”) have the right to request six times that the Issuer registers the sale of shares of Class A Common Stock held by them and may require the Issuer to make available shelf registration statements permitting sales of shares of Class A Common Stock into the market from time to time over an extended period. In addition, the parties to the Registration Rights Agreement have the ability to exercise certain piggyback registration rights in respect of shares of Class A Common Stock held by them in connection with registered offerings requested by other registration rights holders or initiated by the Issuer.

AMENDED AND RESTATED SECURITYHOLDERS AGREEMENT

The Reporting Person is a party to an Amended and Restated Securityholders Agreement entered into in April 2010.  The Amended and Restated Securityholders Agreement include, until such time as the securityholders party to such agreement cease to own at least 25% of the total voting power of the Issuer, a voting agreement pursuant to which such securityholders have agreed to vote their shares to elect the Chief Executive Officer as a Director of the Issuer and, for so long as Vestar holds at least 10% of the Issuer’s total voting power, all of the remaining Directors of the Issuer as designated by Vestar. The Amended and Restated Securityholders Agreement further prescribes a minimum number of five Directors of the Issuer. The Amended and Restated Securityholders Agreement further provides that the securityholders shall vote their shares as directed by Vestar with respect to the approval of any amendment(s) to the organizational documents of the Issuer or DynaVox Holdings or a change in control transaction of the Issuer or DynaVox Holdings.

Under the Amended and Restated Securityholders Agreement, the Issuer or DynaVox Holdings is required to provide to each securityholder intending to qualify as a "venture capital operating company" within the meaning of 29 C.F.R. §2510.3-101(d) and holding 5% of the total voting power of the Issuer, certain inspection, information and consultation rights, subject to certain limitations.

The Amended and Restated Securityholders Agreement also provides the other investors party to the agreement with "tag-along" rights in connection with certain transfers of stock of the Issuer or units of DynaVox Holdings by Vestar and provides Vestar with "take-along" rights, to require such other investors to consent to a proposed sale of DynaVox Holdings initiated by Vestar.

Item 7.	Material to be Filed as Exhibits

1.                             Exchange Agreement, dated as of April 21, 2010, among DynaVox Inc. and the holders of units of DynaVox Systems Holdings LLC from time to time party thereto (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).

2.                             Registration Rights Agreement, dated as of April 21, 2010, by and among DynaVox Inc. and the Covered Persons (as such term is defined therein) from time to time party thereto (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).

3.                             Amended and Restated Securityholders Agreement, dated as of April 21, 2010, among DynaVox Inc., DynaVox Systems Holdings LLC and the securityholders from time to time party thereto (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2011

MICHELLE L. HEYING

/s/ Michelle L. Heying

EXHIBIT INDEX

1.                                       Exchange Agreement, dated as of April 21, 2010, among DynaVox Inc. and the holders of units of DynaVox Systems Holdings LLC from time to time party thereto (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).

2.                                       Registration Rights Agreement, dated as of April 21, 2010, by and among DynaVox Inc. and the Covered Persons (as such term is defined therein) from time to time party thereto (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).

3.                                       Amended and Restated Securityholders Agreement, dated as of April 21, 2010, among DynaVox Inc., DynaVox Systems Holdings LLC and the securityholders from time to time party thereto (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K filed by DynaVox Inc. with the Securities and Exchange Commission on April 27, 2010).